SEC COVER LETTER

Teachers Insurance and Annuity Association of America	Rachael M. Zufall
College Retirement Equities Fund	Senior Counsel
8500 Andrew Carnegie Blvd	(704) 988-4446
Charlotte, NC 28075	(704) 595-0946 FAX
rzufall@tiaa-cref.org
November 30, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Institutional Mutual Funds
Post-Effective Amendment No. 26 to Registration Statement
on Form N-1A (File Nos. 333-76651 and 811-09301)

Dear Commissioners:

          On behalf of TIAA-CREF Institutional Mutual Funds (the “Trust”), we are attaching for filing Post-Effective Amendment No. 26 to the above-captioned registration statement on Form N-1A (“Amendment No. 26”), including exhibits. The sole purpose of this filing is to add six new series of the Trust (the “New Funds”), including three new Lifecycle Funds (a sub-family of funds of the Trust). The disclosure herein is substantially similar to disclosure filed in the Trust’s Post-Effective Amendment No. 24, filed on September 14, 2007, which was reviewed by members of the Commission’s staff.

          Amendment No. 26 is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 (“1933 Act”), and it is proposed to become effective on November 30, 2007. Pursuant to paragraph (b)(4) of Rule 485 under the 1933 Act, the undersigned represents that Amendment No. 26 does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

          If you have any questions, please call me at (704) 988-4446.

Very truly yours,

/s/ Rachael M. Zufall

Rachael M. Zufall